UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

(Commission File No. 1-14728)

Lan Airlines S.A.
(Translation of registrant's name in English)

Avenida Americo Vespucio Sur 901
Renca,
Santiago, Chile
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ____ No     X

[Lan Airlines Letterhead]

MATERIAL FACT

Santiago, March 29, 2005

Mr. Alejandro Ferreiro Yazigi
Superintendent of Securities and Insurance
Present

To whom it may concern:

In compliance with current regulations, I inform you that at an ordinary Board of Directors’ meeting held March 29, 2005, the Board of Lan Airlines S.A. resolved to call an ordinary Shareholder’s Meeting to be held on April 29, 2005 at 12:00pm, in order to discuss the following matters:

a)	Approval of the Report, Balance Sheet and Financial Statements of the company for the fiscal year ending December 31, 2004;

b)	Approval of the distribution of an interim dividend of no less than the minimum 30% required to be charged to the earnings for fiscal year 2004, including in this sum the provisional dividends of U.S. $0.12475 and U.S. $0.10974 per share paid in the months of August and December of 2004, respectively.

The interim dividend agreed on will be paid beginning on May 18, 2005;

c)	Determination of the compensation for the Board of Directors for fiscal year 2005;

d)	Determination of the compensation for the Director’s Committee and their budget for fiscal year 2005;

e)	Designation of External Auditors; Designation of Risk Assessors; Accounts of the matters referred to in article 44 of Law 18046 on corporations;

f)	Information regarding the cost of processing, printing and distribution of the information as referred to in Circular N.1494 of the Superintendence of Securities and Insurance; and

g)	Any other matter of public interest that should be known for the Shareholders’ Meeting.

Sincerely,

/s/ Alejandro de la Fuente G.
Alejandro de la Fuente G.
Vice President of Finance
Lan Airlines S.A.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2005

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic By: Alejandro de la Fuente Goic Chief Financial Officer